PARAMOUNT RESOURCES LTD.

Calgary, Alberta

November 10, 2006

NEWS RELEASE: PARAMOUNT RESOURCES LTD. ANNOUNCES FLOW-THROUGH SHARE OFFERINGS

Paramount Resources Ltd. (TSX:POU) intends to issue, on an underwritten private placement basis, 1,000,000 common shares on a "flow-through" basis at $33.75 per share for gross proceeds of $33,750,000. Paramount has entered into an agreement with a syndicate of Canadian underwriters led by Peters & Co. Limited and including FirstEnergy Capital Corp., BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Canaccord Capital Corporation, GMP Securities L.P., National Bank Financial Inc. and Sprott Securities Inc. for the sale of the flow-through shares. In conjunction with the underwritten private placement of flow-through shares, Paramount also intends to issue 1,000,000 flow-through shares at $33.75 per share for proceeds of $33,750,000 to Clayton H. Riddell or companies controlled by Mr. Riddell, Paramount's Chairman and Chief Executive Officer. Mr. Riddell, together with his family members, currently beneficially own or control, directly or indirectly, approximately 50% of Paramount's outstanding common shares.

The proceeds from the offerings will be used to fund the remainder of Paramount's 2006 exploration and development program and a portion of Paramount's 2007 exploration and development program. The completion of the offerings are subject to Paramount receiving all necessary regulatory approvals. The offerings are expected to close by November 28, 2006.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

Paramount Resources Ltd.
C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290-3600
Fax: (403) 262-7994